                       Honigman Miller Schwartz and Cohn
                          2290 First National Building
                              660 Woodward Avenue
                            Detroit, Michigan 48226

                               December 18, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Registration Statement on Form S-4 filed by Pulte Homes, Inc. ("Pulte") on December 11, 2001 (File No. 333-70786) (the "Registration Statement")

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, as counsel to the Registrant and the Additional Registrants, we hereby request that the Registration Statement be withdrawn as of the date hereof with respect to, and only with respect to, Riverwalk Commerce Acquisition Corp. (CIK 0001113859)("Riverwalk"). As reflected in the Registration Statement, Riverwalk is no longer a Pulte subsidiary and is no longer an "Additional Registrant." The Registration Statement should not be withdrawn and should remain effective with respect to Pulte and all other Additional Registrants.

     If you have any questions regarding this application, please contact me at (313) 465-7456.


                                 Sincerely,

                         /s/ Joshua F. Opperer, Esq.
                         ----------------------------
                            Joshua F. Opperer, Esq.